May 2, 2011
John Reynolds
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:     Cheval Resources Corporation
Registration Statement on Form S-1
Filed March 21, 2011
File No. 333-172954

Dear Mr. Reynolds,

The following are the responses to your comment letter of April 12, 2011.

General Comments

1.           We note your statements on page three and elsewhere that you are a blank check company conducting an offering pursuant to Rule 419 under Regulation C.   Your offering includes a resale component whereby Mr. O’Dare, your sole shareholder, will potentially sell 40,000,000 shares.   Under the circumstances, the resale offering must also comply with Rule 419.   For additional guidance, your attention is directed to Securities Act Rules Compliance and Disclosure Interpretation No. 616.02.   Please revise your offerings and the disclosure in your Form S-1 such that both the primary and resale offerings comply with the substantive and procedural requirements of Rule 419.   We may have further comment.

Revised to ensure that both the primary and resale offerings comply with the substantive and procedural requirements of Rule 419.

2.           In appropriate locations in your prospectus, please disclose the principal terms of the resale offering.  For example, will offers and sales under the registration statement only occur at the fixed price of $.45 a share and only for cash consideration.  In this regard, we note the disclosure from page 30 that the selling shareholder shares may be offered at variable prices between $.45 and $.06 per share “as a condition to, or in connection with, a proposed merger or acquisition transaction.”   Please clarify whether these offers and sales may be made under the registration statement.

Revised to disclose that offers and sales under the registration statement will only occur at the fixed price of $.45 a share and only for cash consideration.      The sales referenced on page 30 are not under this registration and this clarification has been added.

John Reynolds
May 2, 2011

3.           If no sales occur in the offering or if no business combination is consummated, the registrant is required to file a post effective amendment to the registration statement to remove the securities from registration and terminate the offering.  Please revise your disclosure as appropriate.

Disclosure added that if no sales occur in the offering or if no business combination is consummated, the registrant is required to file a post effective amendment to the registration statement to remove the securities from registration and terminate the offering.

4.           Please revise to provide a capitalization table based on the minimum and maximum offering.

Capitalization table for both minimum and maximum offering added.

Prospectus Cover Page

5.           Please note that the prospectus cover page should not exceed one page.  See Item 501(b) of Regulation S-K.  Please revise as appropriate.

Cover page reduced to 1 page.

6.           We note your statements that “no funds shall be released…until such time as the minimum proceeds are raised” and “subscriber[s] shall [not] receive interest no matter how long subscriber funds might be held.”  Please revise these, and similar statements throughout your documents, to address the requirements of Rule 419.

Documents revised to address Rule 419 including noting that the only funds that may be released upon reaching the minimum offering is the 10% company release and that since the funds are held in a non interest baring account, no interest will be paid.

7.           This page discloses when your offering “may” terminate.  Please disclose the definitive termination date of your offering here and in other relevant sections of the prospectus.

Revised for “shall” terminate.

John Reynolds
May 2, 2011

Summary Information and Risk Factors, page 5

8.           Please revise your statement on page five that “[u]pon completion of the offering….the net proceeds of this offering will be placed in escrow…”  Any proceeds raised or shares issued are required to be deposited “promptly”  into the escrow.   In addition, please revise the disclosure throughout your document to distinguish between the minimum sales-related offering period and the Rule 419 offering period.

Revised to disclose that the net proceeds will be promptly placed into escrow as well as the shares upon their issuance.

9.           Please clarify the meaning of the clause on page six “or any extension therto at the discretion of the Board…”  If this statement is designed to provide the board with discretion to continue selling efforts beyond the 180 day extension to meet the minimum, state so plainly and disclose the outside date by which you must achieve the minimum.

Clarified that this extension refers only to the 180 day extension.

10.          Please revise the discussion on page seven to present all material terms and conditions of your Rule 419 offering in a more organized and easier to understand manner.  For example, the current disclosure omits the requirement that the fair value of the business or net assets to be acquired represents at least 80% of the maximum offering proceeds.

Information added relating to the 80% offering proceeds requirement for an acquisition and for additional 419 clarification.

Summary Financial Information, page 8

11.          Please revise to provide summary financial information derived from your financial statements or remove this section in its entirety.

Summary Financial Information Deleted.

Risk Factors, page 9

12.          Your disclosure on page nine, under “Rule 419 Limitations” and “No Audited Financial Statements…,” envisions closing a business combination prior to a reconfirmation offer.    It was unclear how this complies with Rule 419(e)(2)(iii), please advise or revise.

John Reynolds
May 2, 2011

Revised to clarify that an agreement may be entered into but the transaction not closed until the completion of the reconfirmation offer.

13.          Please reconcile your statement on page 11 that you “may enter into a business combination with a business opportunity having no significant operating history…. negative net worth…. with Rule 419(e)(1).

Revised to clarify that any combination must have fair market value or net assets in excess of 80% of the amount sold in the offering.

14.          Please revise your page 14 risk factor “Business Analysis by Non Professional” to indicate, if true, that Mr. O’Dare also has no experience sourcing business combinations and negotiating agreements to purchase businesses.

Revised to indicate that prior to this Mr. O’Dare has no experience sourcing business combinations or negotiating agreements to purchase businesses.

15.          Please revise risk factor “No Public Market for Company’s Securities” to disclose the prohibition on trading of shares held in the Rule 419 escrow account.

Revised to disclose that shares held in the Rule 419 escrow account may not be traded during their escrow period.

Use of Proceeds, page 16

16.          Given the nature of your offering, please revise your tabular presentation to address the amount of the offering proceeds being placed in the trust account under each scenario.  To the extent funds will be available to you post-acquisition you should describe anticipated uses, if known, using conditional language, as appropriate.  Please revise accordingly.

Revised to show the net proceeds to the trust account in each scenario and to clarify that there is no known use of any funds which would be available post acquisition nor are any such funds expected.

17.          Your table estimates that you will pay commissions and fees in the event that you raise proceeds.   Please revise your discussion to address the nature and timing of the commissions and fees you anticipate incurring under each scenario.   Also, please reconcile  with other disclosures which indicate that this is a direct offering without payment of commissions.

John Reynolds
May 2, 2011

Revised to clarify that this is a direct offering without payment of commissions.

18.          Please quantify the 10% of proceeds which will not be placed into the escrow account and disclose the anticipated uses of those proceeds.

Disclosure added quantifying the 10% number under different scenarios and disclosing that those proceeds may only be used for expenses in completing an acquisition.

19.          Please clarify how you will pay the $3,700 in estimated offering expenses, as indicated in response to Item 13 of Part II of Form S-1.  In addition, please estimate the amount of funds necessary to carry out your search for, and negotiation with, a target.

Such offering expenses have already been paid for by our Sole officer and director.   There is no agreement as to repayment of these funds.

Dilution, page 17

20.          We note your disclosure stating “assuming all shares offered herein are sold, giving effect to the receipt of the maximum offering proceeds of this offering net of the offering expenses, our net book value will be $106,000 of $0.0106 per share.”   In addition, you disclose that the purchasers of the common stock in this offering will incur an immediate and substantial dilution of approximately $0.0494 per share while your present stockholders will receive an increase of $0.0106 per share in the net tangible book value of the shares they hold, and that this will result in a 82.3% dilution for purchasers of stock in this offering.   Please reconcile your disclosures to the corresponding dilution table or revise, as necessary.

Reconciled with the dilution table for consistency.

21.          We note the net tangible book value after the offering of $87,181 (minimum offering) and $4,497,181 (maximum offering) net of the offering expenses of $2,819.    Please tell us how you considered the commissions or fees  of $9,000 (minimum offering) and $450,000 (maximum offering) on page 16 in the calculation of net tangible book value after the offering for your dilution table.

Revised consistent with this being a direct offering having no commissions or fees.

John Reynolds
May 2, 2011

22.           We note the $0.0800 “Dilution in Offering Price based upon New BVPS” assuming the maximum offering.  Please provide us with your calculation to support the $0.0800 dilution or revise as necessary.

Figure revised.

Selling Shareholder, page 18

23.          Please include a footnote indicating that the number and percentage of shares after the offering assumes all of Mr. O’Dare’s shares are sold in the offering, of which there is no assurance.

Footnote added that the number and percentage of shares after the offering assumes all of Mr. O’Dare’s shares are sold in the offering, of which there is no assurance.

Plan of Distribution, page 18

24.          We note your disclosure that you must reach the offering minimum before Mr. O’Dare may sell the shares offered by him.   It appears that both the Company and Mr. O’Dare will be concurrently offering shares until you reach the maximum.   Please revise to address how you will determine who the seller is during the period in which you and Mr. O’Dare are both offering shares.    Also, please include a statement, if true, that Mr. O’Dare may not directly or indirectly purchase your shares in order to meet the offering minimum.

Revised to disclose that the primary offering shares will always be sold first as long as there remain enough shares in that offering to fill the potential investors offer and only if there is not will Mr. O’Dares shares be sold.   Disclosure added that Mr. O’Dare may not directly or indirectly purchase our shares in order to meet the offering minimum.

25.          Please revise you disclosure to indicate what states the offering will be conducted in.

Revised to indicate that the offering will be conducted in Florida.

26.          Please clarify your page 21 disclosure concerning the date on which the escrow agreement terminates.  Further, please explain the reference to “additional disbursements” by the escrow agent and how such disbursements comply with Rule 419.

Reference to additional disbursements deleted.   Escrow Agreement termination dates clarified.

John Reynolds
May 2, 2011

Description of Securities to be Registered, page 21

27.          Please remove the statement on page 22 that the shares issued and to be issued are and will be fully paid and non-assessable.  This is a legal conclusion the company is not qualified to make.  Alternatively, please attribute these statements to counsel.

Statement deleted.

28.          Please relocate your discussion concerning the penny stock rules to a more appropriate location, such as the Plan of Distribution.

Penny Stock rules moved to Plan of Distribution.

Description of Business, page 23

29.          Please  explain the basis for the sentence in the top paragraph on page 24, which begins, “[e]ach shareholder has agreed to place his/her respective stock certificate with the Company’s legal counsel…”

This statement has been removed as the need for this action has been eliminated by the escrow agreement.

30.          We refer to the last sentence of the top paragraph on page 24.  Please list in the disclosure “the procedures established to preclude any sale of the Company’s securities prior to closing of a merger or acquisition.”   We are unclear how a shareholder may sell his securities notwithstanding these procedures.  Please explain or revise.

Revised as Rule 419 and the escrow agreement already preclude any sale of shares prior to the closing of a merger or acquisition and the reconfirmation offering.

Market Price of and Dividends on the Issuer’s Common Stock, page 25

31.          Given the nature of your offering, please explain how your “prospectus is a step toward creating a public market for your stock, which may enhance [its] liquidity….”    Alternatively, please remove this statement and reference applicable provisions of your offering designed to prevent trading in your shares prior to your consummation of a business combination.

Statement removed and trading restrictive provisions added.

John Reynolds
May 2, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

32.          On page 27 and elsewhere you indicate you “will attempt to obtain audited financial statements….[but] there is no assurance that such audited financial statements will be available prior to the consummation of the merger/acquisition.”   Please advise us how this and similar statements are consistent with Rule 419(d) and (e)(1).

Revised to disclose that audited financial statements are required prior to the consummation of a merger or acquisition.

33.           Please revise to briefly address your liquidity and capital resources.   See Item 303(d) of Regulation S-K.

Liquidity and capital resources section added.    To this point all of the companies funding has come from sale of stock to its sole shareholder Rory O’Dare.

Background of Directors, Executive Officers, Promoters and Control Persons, page 33

34.          We note your statement on page 33 that Mr. O’Dare “has the funds necessary to complete this process and will be able to merge with private firm within 18 months….” Please remove these and similar statements from your document or provide us with a reasonable basis for them.

Statements removed.

35.          On page 33 you indicate that you have not implemented any board committees “except for the audit committee.”    There does not appear to be any disclosure related to an audit committee in your document, please advise.

Reference to audit committee removed as no audit committee has yet been formed.

36.          Please provide the disclosure contemplated by Item 407(a) of Regulation S-K or advise.

Disclosure added that the company has no independent directors.

John Reynolds
May 2, 2011

Certain Relationships and Related Transactions, page 35

37.          Mr. O’Dare’s biography pursuant to Item 401 of Regulation S-K indicates that he is the President of Puravita Corporation, a blank-check company currently in registration.  Given the similarities between the businesses and offerings, please clarify how Mr. O’Dare will allocate his time and efforts between companies.  In addition, please clarify how potential investors and business opportunities will be allocated between the two companies.   Finally, please update your risk factor “Potential Conflicts of Interest” to address Mr. O’Dare’s involvement with Puravita.

Risk factor “Potential Conflicts of Interest” section revised to disclose Puravita.   Mr. O’Dare will allocate his time evenly between the company’s depending upon each company’s needs at any individual time.   If both company’s registrations are declared effective, the one first so effective shall receive priority in relation to potential investors and business opportunities.   Potential investors or acquisition candidates may have preferences which differ from this priority.

38.          Please disclose the dollar value of expenses Mr. O’Dare paid for in exchange for his 40,000,000 shares.

Mr. O’Dare paid $4,000 for his 40,000,000 shares.

Part II.  Information not Required in Prospectus

Item 17—Undertakings

39.          Please tailor your undertakings to your offering and provide them in the exact form requested by Item 512 of Regulation S-K.  We note, for example, that you have reproduced various instructions in your undertakings, please revise as appropriate.

Undertakings revised or added.     Instructional language removed.

Exhibits

Exhibit 10.1

40.          The escrow agreement does not appear to reconcile with the prospectus disclosure.  For example, we note the first whereas clause provides for the deposit of up to $500,000, which is inconsistent with the size of your offering.   Also, the agreement does not provide for the offering extension period.  Please revise or advise.

John Reynolds
May 2, 2011

Disclosure of offering period extension added and revised for deposit of up to $22,500,000.

41.          Please revise the escrow agreement to comply with all of the Rule 419 requirments.   For example, we note that the escrow may terminate upon “confirmation by Chevel Resources Corporation legal counsel that a reconfirmation offering has been completed..”  In addition, we note that significant portions of the agreement appear to be copied from the prospectus disclosure or Rule 419.    We are unclear how this approach obligates the Company and the escrow agent to perform the specific activities required by Rule 419.  Please explain.

Escrow agreement revised.    Revised to state that the escrow may termination upon confirmation by Chevel Resources Corporation legal counsel that a reconfirmation offering has been completed and an acquisition or merger consummated.

Exhibit 10.2

42.          Please reconcile the subscription price to your Form S-1 disclosure.

Subscription price revised to $.45.

43.          The representations specified in the subscription agreement requiring subscribers to represent that:

i.           The subscriber is not relying upon any information, other than that contained in the Prospectus and the exhibits thereto and the results of any independent investigation conducted by Buyer…: and
ii.           The subscriber has such knowledge and experience in financial and business matters that he/she is fully capable of evaluating the risks and merits of an investment in the Offering.

Should be deleted, unless the representations are included because of state law or other requirement.  In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws.    In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable.   The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation.  We may have further comment.

Representations removed.

Very truly yours,

/s/ Rory O’Dare
Rory O’Dare, President
Cheval Resources Corporation